                                                               December 13, 2004


VIA EDGAR AND
-------------
FEDERAL EXPRESS
---------------

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

                Re:      VANGUARD HEALTH HOLDING COMPANY I, LLC
                         --------------------------------------
                         VANGUARD HOLDING COMPANY I, INC.
                         --------------------------------
                         VANGUARD HEALTH HOLDING COMPANY II, LLC
                         ---------------------------------------
                         VANGUARD HOLDING COMPANY II, INC.
                         ---------------------------------
                         REGISTRATION STATEMENT ON FORM S-4, FILE NO. 333-120436 FILED ON NOVEMBER 12, 2004


Ladies and Gentlemen:

         On behalf of Vanguard Health Holding Company I, LLC, a limited liability company organized under the laws of Delaware ("VHS Holdco I"), Vanguard Holding Company I, Inc., a Delaware corporation (the "Discount Notes Co-issuer" and together with VHS Holdco I, the "Discount Notes Issuers"), Vanguard Health Holding Company II, LLC, a limited liability company organized under the laws of Delaware ("VHS Holdco II") and Vanguard Holding Company II, Inc., a Delaware corporation (the "Subordinated Notes Co-issuer" and together with VHS Holdco II, the "Subordinated Notes Issuers" and collectively with the Discount Notes Issuers, the "Issuers") and the additional registrants listed therein (collectively with the Issuers, the "Registrants"), we hereby submit for your review Amendment No. 1 to the above-referenced registration statement of the Registrants ("Amendment No. 1") originally filed with the Securities and Exchange Commission (the "Commission") on November 12, 2004, pursuant to the Securities Act of 1933, as amended (the "Registration Statement"). An electronic version of Amendment No. 1 concurrently has been filed with the Commission through the Commission's electronic data gathering, analysis and retrieval ("EDGAR") system. We have enclosed four copies of Amendment No. 1 which have been marked to show changes made to the Registration Statement.

         The Registrants are registering the exchange offers on the Registration Statement (as the same may be amended) in reliance on the position of the Commission enunciated in Shearman & Sterling, available July 2, 1993 (with respect to the participation of broker-

Securities and Exchange Commission             -2-             December 13, 2004


dealers). The Registrants have further authorized us to include the following representations to the staff ("Staff") of the Commission:

         The Registrants have not entered into any arrangement or understanding with any person to distribute the Exchange Notes and, to the best of each of the Registrants' information and belief without independent investigation, each person participating in the exchange offers is acquiring the Exchange Notes in its ordinary course of business and is not engaged in, does not intend to engage in, and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes. In this regard, the Registrants will disclose to each person participating in the exchange offers that if such person is participating in the exchange offers for the purpose of distributing the Exchange Notes, such person (i) could not rely on the staff position enunciated in Exxon Capital or interpretive letters to similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Each Registrant acknowledges that such a secondary resale transaction by such person participating in the exchange offers for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

         No broker-dealer has entered into any arrangement or understanding with the Registrants or an affiliate of the Registrants to distribute the Exchange Notes. The Registrants will disclose to each person participating in the exchange offers (through the exchange offer prospectus) that any broker-dealer who receives the exchange notes for its own account pursuant to the applicable exchange offer may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those exchange notes. The Registrants will also include in the letter of transmittal to be executed by each holder participating in the exchange offers that each broker-dealer that receives the Exchange Notes for its own account pursuant to the applicable exchange offer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those Exchange Notes and that by so acknowledging and delivering a prospectus, the broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

         In addition, we are providing the following responses to the comments contained in the comment letter of the Staff of the Commission to the Registrants, dated November 22, 2004, relating to the Registration Statement. For convenience of reference, the text of the comments in the Staff's letter has been reproduced in bold herein. Please note that all page numbers in our responses are references to the page numbers of Amendment No. 1, unless otherwise noted.

Securities and Exchange Commission             -3-             December 13, 2004


1. PLEASE NOTE THAT FOR A TRANSACTION TO FALL UNDER THE EXXON CAPITAL LINE OF NO-ACTION LETTERS, THE NEW SECURITIES MUST BE SUBSTANTIALLY SIMILAR TO THE ORIGINAL SECURITIES. GENERALLY, THIS MEANS BOTH SECURITIES MUST HAVE THE SAME ISSUER. AN EXCEPTION TO THIS "SAME ISSUER" RULE EXISTS FOR SITUATIONS IN WHICH A NEW ISSUER ASSUMES THE OBLIGATIONS OF THE ORIGINAL ISSUER. FOR THIS EXCEPTION TO BE AVAILABLE, THE NEW ISSUER'S ASSUMPTION OF THE ORIGINAL ISSUER'S OBLIGATIONS MUST HAVE BEEN IN A PRIVATE PLACEMENT PURSUANT TO SECTION 4(2) OF THE SECURITIES ACT PRIOR TO THE TIME THE REGISTRATION STATEMENT IS FILED OR THE ASSUMPTION MUST HAVE BEEN CONTEMPLATED IN THE TERMS OF THE ORIGINAL ISSUANCE OF SECURITIES. PLEASE PROVIDE A SUPPLEMENTAL ANALYSIS SUPPORTING YOUR DETERMINATION THAT THE POSITION OUTLINED IN THE EXXON CAPITAL LINE OF NO-ACTION LETTERS IS AVAILABLE FOR YOUR EXCHANGE OFFER.

         We note the Staff's comment and respectfully inform the Staff that the new securities will have the same issuers as the original securities. In response to the Staff's comment, we have revised the Registration Statement by removing Vanguard Health Systems, Inc., the parent guarantor, from the cover of Registration Statement and added it to the list of additional registrants to avoid any confusion.

2. PORTIONS OF YOUR DOCUMENT GIVE THE IMPRESSION THAT AFFILIATES OF THE COMPANY AND BROKER-DEALERS THAT ACQUIRED THE OLD NOTES DIRECTLY FROM THE COMPANY MAY PARTICIPATE IN THE EXCHANGE OFFER, BUT WOULD HAVE TO COMPLY WITH APPLICABLE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS. HOWEVER, BROKER-DEALERS WHO RECEIVED SHARES IN THE PRIVATE PLACEMENT AND AFFILIATES OF YOURS ARE NOT ELIGIBLE TO PARTICIPATE IN THE EXCHANGE OFFER. PLEASE REVISE OR ADVISE.

         We note the Staff's comment and hereby confirm that broker-dealers may not participate in the exchange offers with respect to outstanding notes acquired other than as a result of market-making activities or trading activities. In response to the Staff's comment, we have revised the cover of the prospectus and "Plan of Distribution" on page 274 of the Registration Statement.

3. IT APPEARS YOU ARE REGISTERING THE EXCHANGE NOTES IN RELIANCE ON THE STAFF'S POSITION SET FORTH IN EXXON CAPITAL HOLDINGS CORPORATION (MAY 13, 1988), MORGAN STANLEY & CO. INCORPORATED (JUNE 5, 1991), AND SHEARMAN & STERLING (JULY 2,
1993). ACCORDINGLY, PLEASE PROVIDE US WITH A SUPPLEMENTAL LETTER CONTAINING THE STATEMENTS AND REPRESENTATIONS THAT ARE SET FORTH IN THOSE LETTERS.

         We note the Staff's comment and have included the referenced statements and representations in this letter.

         Please note that we have included certain changes to the Registration Statement other than those in response to the Staff's comments.

Securities and Exchange Commission             -4-             December 13, 2004


         We acknowledge your references to Rules 460 and 461 regarding requesting acceleration of a registration statement and will endeavor to provide for adequate time after the filing of any amendment for further review before submitting a request for acceleration and to provide any acceleration request at least two business days in advance of the requested effective date.

         Please call Rise Norman (212-455-3080) or Tony Colarusso (212-455-2607) of this firm with any questions you may have regarding this filing or if you wish to discuss the above responses.


                                              Very truly yours,

                                              /s/ Simpson Thacher & Bartlett LLP

                                              SIMPSON THACHER & BARTLETT LLP


cc:  Ronald P. Soltman, Esq.